UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42999

JM Group Limited

(Translation of registrant’s name into English)

Unit 812, 8/F, Harbour Center Tower 1,
1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Update on Trading Suspension and Regulatory Inquiries

Reference is made to the Report on Form 6-K furnished by JM Group Limited (the “Company”) on January 20, 2026, which disclosed that the U.S. Securities and Exchange Commission (the “SEC”) ordered a temporary suspension of trading in the securities of the Company from 4:00 AM ET on January 15, 2026, and terminating at 11:59 PM ET on January 29, 2026. Independent from the SEC order, the New York Stock Exchange (the “NYSE”) has placed a trading halt on our securities on January 15, 2026, which is available at: https://www.nyse.com/trade/trading-halts.

As of the date hereof, the trading halt placed by the NYSE has been continued at the expiration of the SEC order.

Following the suspension, the Company received investigation inquiries from the SEC and the New York Stock Exchange (the “NYSE”), respectively, requesting certain information from the Company.

On January 30, 2026, the board of directors formed a special committee (the “Special Committee”), consisted of Man Chiu Kit and Sze Wai Li, both independent directors of the Company, to oversee the response to the SEC and NYSE inquiries.

The Company remains fully committed to cooperating with the SEC, the NYSE and all relevant regulatory authorities to address any outstanding matters in a transparent and timely manner. As of the date of this report, the Company’s daily operations and client services remain normal and uninterrupted. The Company is also preparing its annual report on Form 20-F (the “Annual Report”) and intends to file the Annual Report by February 15, 2026 as provided under Rule 12b-25 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2026	JM Group Limited

	By:	/s/ Chun Kwok Stanley Ting
Chun Kwok Stanley Ting
Chief Executive Officer

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